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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
to
SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

AMC ENTERTAINMENT INC.
(Name of the Issuer)

AMC Entertainment Inc. Peter C. Brown Philip M. Singleton	Marquee Holdings Inc.
Marquee Inc.
J.P. Morgan Partners (BHCA), L.P.
J.P. Morgan Partners Global Investors, L.P.
J.P. Morgan Partners Global
Investors A, L.P.
J.P. Morgan Partners Global Investors
(Cayman), L.P.
J.P. Morgan Partners Global Investors
(Cayman) II, L.P.
J.P. Morgan Partners Global Investors
(Cayman) V, L.P.
J.P. Morgan Partners Global Investors (Selldown), L.P.
J.P. Morgan Partners Global Investors
(Cayman/Selldown) V, L.P.
AMCE (Fred), L.P.
AMCE (Ginger), L.P.
AMCE (Darth), L.P.
AMCE (Luke), L.P.
AMCE (Rhett), L.P.
AMCE (Scarlett), L.P.	Apollo Management IV, L.P.
Apollo Management V, L.P.
Apollo Investment Fund IV, L.P.
Apollo Overseas Partners IV, L.P.
Apollo Investment Fund V, L.P.
Apollo Overseas Partners V, L.P.
AP Entertainment, LLC
Apollo Netherlands Partners V(A), L.P.
Apollo Netherlands Partners V(B), L.P.
Apollo German Partners V GMBH & CO KG

(Name of Person(s) Filing Statement)

Common Stock, Class B Stock and Series A Convertible Preferred Stock
(Title of Class of Securities)

001669 10 0
(CUSIP Number of Class of Securities)

Kevin M. Connor, Esq. AMC Entertainment Inc. 920 Main Street Kansas City, Missouri 64105 Telephone: (816) 221-4000	Michael R. Hannon Marquee Holdings Inc. Marquee Inc. J.P. Morgan Partners (BHCA), LLC 1221 Avenue of the Americas New York, New York 10020-1080 Telephone: (212) 899-3400	Michael D. Weiner, Esq. Apollo Management IV, L.P. Apollo Management V, L.P. 9 West 57th Street 43rd Floor New York, New York 10019 Telephone: (212) 515-3200
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Eileen T. Nugent, Esq. Howard L. Ellin, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000	Samuel A. Fishman, Esq. David M. Schwartzbaum, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone (212) 906-1200	Daniel A. Neff, Esq. David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone (212) 403-1000

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$1,665,362,928	$211,001

*
As of November 22, 2004, there were outstanding 34,019,497 shares of Common Stock; 3,051,597 shares of Class B Stock and 305,548 shares of Series A Convertible Preferred Stock. The filing fee was determined by adding (x) the product of (i) the 37,071,094 shares of Common and Class B Stock proposed to be acquired in the merger and (ii) the merger consideration of $19.50 in cash per share of Common and Class B Stock, plus (y) the product of (i) the 338,960 shares of Series A Convertible Preferred Stock proposed to be acquired in the merger (consisting of the 305,548 shares of Series A Convertible Preferred Stock outstanding on November 22, 2004, plus the 33,412 shares of Series A Convertible Preferred Stock to be issued as a special distribution prior to the consummation of the merger) and (ii) the merger consideration of $2,727.27 in cash per share of Series A Convertible Preferred Stock, plus (z) $18,041,155 payable to holders of outstanding stock options and deferred stock units granted by AMC in exchange for the cancellation of such options and deferred stock units. The payment of the filing fee, calculated in accordance with Fee Rate Advisory #7 for Fiscal Year 2004 (Updated), equals $126.70 per million of the aggregate merger consideration calculated pursuant to the preceding sentence.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $211,001 Form or Registration No.: Schedule 14A	Filing Party: AMC Entertainment Inc. Date Filed: September 17, 2004

 SCHEDULE 13E-3

        This Amendment No. 4 (this "Amendment") to Rule 13e-3 Transaction Statement on Schedule 13E-3, (as amended, this "Transaction Statement") first filed on September 17, 2004 and amended on October 22, 2004, November 9, 2004 and November 24, 2004 is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by (i) AMC Entertainment Inc., a Delaware corporation ("AMCE"), (ii) Peter C. Brown and Philip M. Singleton (together, the "Management Filers"), (iii) Marquee Holdings Inc., a Delaware corporation ("Holdings"), (iv) Marquee Inc., a Delaware corporation ("Marquee"), (v) J.P. Morgan Partners (BHCA), L.P. and certain affiliated funds (collectively, the "JPMP Filers") and (vi) Apollo Management IV L.P. and Apollo Management V, L.P. and certain affiliated funds (collectively, the "Apollo Filers"). AMCE, the Management Filers, Holdings, Marquee, the JPMP Filers and the Apollo Filers are collectively referred to as the "Filing Persons" of this Transaction Statement.

        This Transaction Statement relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 22, 2004, by and among AMCE, Holdings and Marquee.

        The Merger Agreement has been adopted by the AMCE stockholders, the other conditions to the merger of Marquee with and into AMCE pursuant to the Merger Agreement have been satisfied or waived and Marquee has merged with and into AMCE, with AMCE continuing as the surviving corporation (the "Merger").

        As a result of the Merger, (1) each issued and outstanding share of AMCE's common stock, par value $0.66 2/3 per share, and Class B Stock, par value $0.66 2/3 per share, was converted into the right to receive $19.50 in cash and (2) each issued and outstanding share of AMCE's Series A convertible preferred stock was converted into the right to receive $2,727.27 in cash.

        AMCE filed with the SEC on November 24, 2004, a definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act, relating to the special meeting at which AMCE stockholders voted to approve the proposal to adopt the Merger Agreement.

        Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

        J.P. Morgan Partners Global Investors (Cayman/Selldown) V, L.P., whose general partner is JPMP Global Investors, L.P., has become a JPMP Investor and also a JPMP Filer.

        All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.

        The filing of this Transaction Statement will not be construed as an admission by the Management Filers, Holdings, Marquee, the Apollo Filers or the JPMP Filers or any of their respective affiliates that AMCE is "controlled" by or under common "control" with Holdings, Marquee, the Apollo Filers or the JPMP Filers or that any of their respective affiliates is an "affiliate" of AMCE within the meaning of Rule 13e-3 of the Exchange Act.

 ITEM 16.    EXHIBITS.

        Item 16 is hereby amended and supplemented as follows:

        (a)(3)     AMCE press release, dated December 23, 2004.

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 23, 2004

AMC ENTERTAINMENT INC.
By:	/s/ KEVIN M. CONNOR Name: Kevin M. Connor Title: Senior Vice President, General Counsel and Secretary
PETER C. BROWN
By:	/s/ PETER C. BROWN Name: Peter C. Brown
PHILIP M. SINGLETON
By:	/s/ PHILIP M. SINGLETON Name: Philip M. Singleton
MARQUEE HOLDINGS INC.
By:	/s/ MATHEW LORI Name: Mathew Lori Title: President
MARQUEE INC.
By:	/s/ MATHEW LORI Name: Mathew Lori Title: President
APOLLO MANAGEMENT IV, L.P.
By:	AIF IV MANAGEMENT, INC., ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
APOLLO MANAGEMENT V, L.P.
By:	AIF V MANAGEMENT, INC., ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President

APOLLO INVESTMENT FUND IV, L.P.
By:	APOLLO ADVISORS IV, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT IV, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
APOLLO OVERSEAS PARTNERS IV, L.P.
By:	APOLLO ADVISORS IV, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT IV, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
APOLLO INVESTMENT FUND V, L.P.
By:	APOLLO ADVISORS V, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT V, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
APOLLO OVERSEAS PARTNERS V, L.P.
By:	By: APOLLO ADVISORS V, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT V, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
APOLLO NETHERLANDS PARTNERS V(A), L.P.
By:	APOLLO ADVISORS V, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT V, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President

APOLLO NETHERLANDS PARTNERS V(B), L.P.
By:	APOLLO ADVISORS V, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT V, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
APOLLO GERMAN PARTNERS V GMBH & CO KG
By:	APOLLO ADVISORS V, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT V, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
AP ENTERTAINMENT, LLC
By:	APOLLO MANAGEMENT V, L.P. ITS MANAGER
By:	AIF V MANAGEMENT, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
J.P. MORGAN PARTNERS (BHCA), L.P.
BY:	JPMP MASTER FUND MANAGER, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) V, L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN/SELLDOWN) V, L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
AMCE (FRED), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
AMCE (GINGER), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director

AMCE (DARTH), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
AMCE (LUKE), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
AMCE (RHETT), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
AMCE (SCARLETT), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director

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SCHEDULE 13E-3
  ITEM 16. EXHIBITS.